One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

October 17, 2017

VIA EDGAR AND UPS NEXT-DAY AIR DELIVERY

<GARRISONC@SEC.GOV>

Mr. Coy Garrison

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	Starwood Real Estate Income Trust, Inc.

Draft Registration Statement on Form S-11

Filed October 17, 2017

CIK No. 0001711929

This letter sets forth the confidential response of our client, Starwood Real Estate Income Trust, Inc. (the “Company”), to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 4, 2017, which provided comments to Amendment No. 1 to the Company’s draft registration statement on Form S-11 that was confidentially submitted to the SEC on September 15, 2017. In connection with the submission of this correspondence, the Company publicly filed its Registration Statement on Form S-11 (the “S-11”) with the Commission via EDGAR. For convenience of reference, we have included your comments below, followed by the Company’s responses thereto.

General

1. Comment: We understand that if the Advisor elects to receive any portion of its management fee in Class I shares, you may repurchase such Class I shares from the Advisor at a later date and any such repurchases will not be subject to the repurchase limits of your share repurchase plan. Please provide a brief legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to any such repurchases.

Response: The Company submits that the repurchase (the “Fee Repurchase”) of shares of its Class I common stock (the “Class I Shares”) issued to Starwood REIT Advisors, LLC (the “Advisor”) in connection with the payment of a management fee does not constitute a tender offer. In reaching this conclusion, the Company analyzed the repurchase program in light of the multi-factor test set forth in Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), which regularly has been applied by the Commission and the Staff in determining whether a share repurchase program of an issuer constitute a

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Mr. Coy Garrison

October 17, 2017

tender offer.1 Because the Fee Repurchase should not constitute a tender offer by the Company, the structural protections and requirements related to a tender offer, including those set forth in Rule 13e-4 and Regulation 14E, should not be applied to the Fee Repurchase.

Summary of the Management Fee and the Fee Repurchase

As disclosed on pages 24 and 131 of the prospectus which forms a part of the S-11 (the “Prospectus”) and Section 10 of the Form of Advisory Agreement among the Company, the Advisor and Starwood REIT Operating Partnership, L.P. (the “Operating Partnership”), a copy of which has been provided to the Staff as an exhibit to the S-11, the Company will pay the Advisor a monthly management fee equal to 1.25% of the Company’s net asset value (“NAV”) per annum. The management fee may be paid, at the Advisor’s election, in cash, Class I Shares or Class I units of the Operating Partnership. The Advisor may elect to have the Company repurchase such shares or units at a later date, at a price per share or unit, as applicable, equal to the NAV per Class I Share as of the date of such repurchase. Such repurchases will not be subject to the repurchase limits of the Company’s share repurchase plan or any early repurchase deduction.

Analysis of the Wellman Factors

An analysis of the Wellman factors demonstrates that the Fee Repurchase should not be viewed as a tender offer.2 Set forth below are each of the factors detailed by Wellman as indicative of a tender offer along with the Company’s analysis of their applicability to the Fee Repurchase.

(i) Active and widespread solicitation of public stockholders for the shares of an issuer. The Fee Repurchase does not entail active or widespread solicitation by the Company. First, the Company does not intend to have significant or regular communications with the Advisor about its right to effect a Fee Repurchase. The terms of the Fee Repurchase are set forth in both Prospectus and the Advisory Agreement solely to detail the Advisor’s rights with respect to the management fee. Should the Advisor desire to request a Fee Repurchase, it will act of its own volition and not at the behest, invitation or encouragement of the Company. The Company’s role in facilitating and effectuating the Fee Repurchase will be ministerial rather than active. Moreover, any such communications by the Company in connection with the Fee Repurchase will relate exclusively to the Class I Shares held by the Advisor. This narrow focus on a single stockholder falls far short of the “widespread” solicitation detailed by the court in Wellman.

(ii) The offer to purchase is made at a premium over the prevailing market price. There is no established regular trading market for the Class I Shares, and thus there is no prevailing market price for the Class I Shares. However, the Company confirms that no premium will be paid in connection with the Fee Repurchase over the purchase price per Class I Share under the Company’s initial public offering (the “Offering”). As disclosed throughout the Prospectus, the Company will offer Class I Shares at a purchase price per share equal to the most recently determined NAV per Class I Share. Such per share offering

[1]	The term “tender offer” is not defined in Regulation 14E or Rule 13e-4 promulgated under the Exchange Act.
[2]

The absence of one particular factor does not necessarily mean the non-existence of an issuer tender offer and depending upon the circumstances involved in the particular case, one or more of the factors may be found more compelling and determinative than the others. See Wellman, 475 F. Supp. at 824.

Mr. Coy Garrison

October 17, 2017

price mirrors the amount payable to the Advisor per Class I Share in connection with the Fee Repurchase, or the NAV per Class I Share on the date of repurchase.

(iii) The solicitation is made for a substantial percentage of the issuer’s stock. As noted above, the Company does not intend to solicit any repurchase requests by the Advisor in connection with the Fee Repurchase. Should the Company make such solicitations, however, the amount of Class I Shares owned by the Advisor will represent a comparatively minimal percentage of the Company’s stock. As detailed above, the management fee payable to the Advisor shall equal 1.25% of NAV per annum. Should the Advisor elect to receive the entirety of such management fee in Class I Shares, the amount of Class I Shares held by the Advisor still would not represent a “substantial percentage” of the Company’s outstanding shares of common stock.

(iv) The terms of the offer are firm, rather than negotiable. The Company acknowledges that the process by which the Advisor may request the Fee Repurchase firmly are set forth in the Advisory Agreement. The Company notes, however, that while the repurchase price in connection with the Fee Repurchase is not negotiable, such repurchase price per Class I Share is not static but rather will fluctuate according to the most recently determined NAV per Class I Share. Rule 13e-4 attempts to eliminate a pressure to stockholder caused by “a high premium with a threat that the offer will disappear within a certain time.”3 Where these factors exist, firmness of the terms of the offer may have the effect of exacerbating the pressure. This concern, however, is not present with respect to the Fee Repurchase. As previously discussed, the Fee Repurchase does not represent the payment of a premium for Class I Shares held by the Advisor. Moreover, the Company expects that the Advisor’s opportunity to request the Fee Repurchase to exist indefinitely (subject the Advisor’s continued engagement as external management of the Company) and therefore that the firmness of the process would not create or exacerbate any pressure on the Advisor.

(v) The offer is contingent on the tender of a fixed number of shares. The Fee Repurchase is not contingent on a fixed number of Class I Shares being submitted for repurchase. The Advisor has the choice to request that the Issuer repurchase none, all or a portion of its Class I Shares received in connection with the management fee at any time following the date on such management fee is paid.

(vi) The offer is open only for a limited period of time. The Fee Repurchase will remain open for an indefinite period of time. The Advisor’s rights to request the Fee Repurchase are defined by the Advisory Agreement and shall continue until such time as the Advisory Agreement is either amended or terminated.

(vii) The offeree is subjected to pressure to sell. As noted above, the Company does not anticipate encouraging, inviting, soliciting or in any way pressuring the Advisor to request the Fee Repurchase and will not offer to repurchase the Class I Shares held by the Advisor at a premium.

(viii) A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities.4 The Advisory Agreement setting forth the Advisor’s rights in connection with the Fee Repurchase shall be executed in connection with the launch of the Issuer’s Offering. The commencement of an initial public offering is the exact opposite of the circumstances detailed by Wellman in which the Company has begun a campaign to consolidate control through the accumulation of outstanding shares of its common stock.

[3]	See Brascan Ltd. v. Edper Equities, 477 F. Supp. 773, 792 (S.D.N.Y. 1979).
[4]	The Wellman case did not include the eighth factor but acknowledged the Commission had listed an eighth factor in Hoover v. Fuqua Industries, Inc. See Wellman, 475 F. Supp. at 824.

Mr. Coy Garrison

October 17, 2017

The Fee Repurchase Withstands a “Totality of Circumstances” Analysis

The Company notes that courts have rejected a rigid application of the Wellman test and have, instead, applied what the Issuer considers a reasonable “totality of circumstances” analysis.5 This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer rules and regulations are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction and to provide stockholders with adequate information to make an informed investment decision in connection therewith.6 The Company respectfully submits that the Fee Repurchase clearly withstands such a “totality of circumstances” analysis. As detailed above, the terms of the Fee Repurchase do not fall into any of the categories which Wellman detailed as indicative of a tender offer.

The Company further submits that the protections afforded to stockholders by the tender offer, including Rule 13e-4 and Regulation 14E, are unnecessary to protect the Advisor in its determination of whether to request the Fee Repurchase. The tender offer protections generally guard against the “substantial risk of ill-considered sales” made “by ill-informed shareholders.”7 Here, the Advisor is well-informed as it is responsible for the ongoing management of the Company’s investments and operations. Moreover, the terms of the management fee, including the Fee Repurchase, generally incentivize the Advisor to increase its stake in the Company in lieu of receiving a commensurate amount of cash, which serves to further align the Advisor’s ongoing economic interests with those of the Company’s stockholders.

2.     Comment: We note your response to comment 9 and your disclosure beginning on page 28. Please note that we have referred your analysis regarding your exemptions from the Investment Company Act of 1940 to the Division of Investment Management and they will contact you directly when they have completed their review.

Response: Acknowledged.

3.     Comment: We note your response to comment 6. In your future monthly NAV prospectus supplements, please include disclosure that briefly identifies and explains the roles of the parties involved in your NAV determination. Please also confirm that, when available, you will provide comparable breakdowns of the major components of NAV for the prior month.

[5]	See Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d. Cir. 1985); see also Pin v. Texaco Inc., 793 F.2d 1448, 145455 (5th Cir. 1986) (applying same analysis to issuer tender offer case).
[6]	See, e.g., Wellman, 475 F. Supp. at 821-23; Pin, 793 F. Supp. at 1454; Hanson Trust, 774 F.2d at 54-56.
[7]	See Hanson Trust, 774 F.2d at 58.

Mr. Coy Garrison

October 17, 2017

Response: The Company confirms that it will provide the requested disclosure in future monthly NAV prospectus supplements. The Company supplementally has provided an updated template of its NAV disclosure.

Conflicts of Interest, page 137

4.     Comment: We note your response to comment 12. Please revise your disclosure to include the amount of aggregate unused investing capacity for the Select Opportunistic Starwood Accounts and to clarify the number of Select Opportunistic Starwood Accounts that have priority over you with respect to certain investments.

Response:     The Company has revised the disclosure throughout the Prospectus as requested.

Prior Performance, page 159

5.     Comment: We note your response to comment 14 that Starwood Capital did not have investment acquisition discretion for the relevant vehicles, including Starwood Waypoint Homes following its spin-off from Starwood Property Trust in 2014. However, we note from filings by Starwood Waypoint Homes that subsequent to the 2014 spin-off, that entity was externally managed by an affiliate of Starwood Capital, which appeared to have discretion to make investments within very broad investment guidelines. Please explain to us why you believe Starwood Capital, through its affiliate, did not have investment acquisition discretion over Starwood Waypoint Homes subsequent to the 2014 spin-off.

Response:     The Company has revised the disclosure on pages 160 through 163 and the Table III disclosure appearing on Page A-7 to reflect that Starwood Capital had investment acquisition discretion over Starwood Waypoint Homes for a finite period following its spin-off from Starwood Property Trust.

Appendix A: Prior Performance Tables Page A-1

6.     Comment: We note your response to comment 16. Please revise the footnotes to Table I to clarify the dates of the initial public offerings and to distinguish the amounts offered and raised pursuant to the initial public offerings and additional offerings by these entities.

Response: The Company has revised the footnotes to Table I, appearing on page A-2 of the Prospectus, as requested.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston